Filed by UGI Corporation Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: AmeriGas Partners, L.P. Commission File No. 001-13692 Date: May 21, 2019 Filed by UGI Corporation Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: AmeriGas Partners, L.P. Commission File No. 001-13692 Date: May 21, 2019

About This Presentation This presentation contains certain forward-looking statements that management believes to be reasonable as of today’s date only. Actual results may differ significantly because of risks and uncertainties that are difficult to predict and many of which are beyond management’s control. You should read UGI’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, and its Quarterly Report on Form 10-Q for the three months ended March 31, 2019, for a more extensive list of factors that could affect results. Among them are adverse weather conditions, cost volatility and availability of all energy products, including propane, natural gas, electricity and fuel oil, increased customer conservation measures, the impact of pending and future legal proceedings, continued analysis of recent tax legislation, liability for uninsured claims and for claims in excess of insurance coverage, domestic and international political, regulatory and economic conditions in the UGI United States and in foreign countries, including the current conflicts in the Middle East, and foreign currency 2 CORPORATION exchange rate fluctuations (particularly the euro), the timing of development of Marcellus Shale gas production, the availability, timing and success of our acquisitions, commercial initiatives and investments to grow our business, our ability to successfully integrate acquired businesses and achieve anticipated synergies, the interruption, disruption, failure, malfunction, or breach of our information technology systems, including due to cyber-attack, the failure to realize the anticipated benefits of the AmeriGas Merger Transaction (as defined herein) , the possible diversion of management time on issues related to the AmeriGas Merger Transaction, the risk that the requisite approvals to complete the AmeriGas Merger Transaction are not obtained, the performance of AmeriGas, and the potential need to address any reviews, investigations or other proceedings by governmental authorities or shareholder actions. UGI undertakes no obligation to release revisions to its forward-looking statements to reflect events or circumstances occurring after today. In addition, this presentation uses certain non-GAAP financial measures. Please see the appendix for reconciliations of these measures to the most comparable GAAP financial measure. About This Presentation This presentation contains certain forward-looking statements that management believes to be reasonable as of today’s date only. Actual results may differ significantly because of risks and uncertainties that are difficult to predict and many of which are beyond management’s control. You should read UGI’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, and its Quarterly Report on Form 10-Q for the three months ended March 31, 2019, for a more extensive list of factors that could affect results. Among them are adverse weather conditions, cost volatility and availability of all energy products, including propane, natural gas, electricity and fuel oil, increased customer conservation measures, the impact of pending and future legal proceedings, continued analysis of recent tax legislation, liability for uninsured claims and for claims in excess of insurance coverage, domestic and international political, regulatory and economic conditions in the UGI United States and in foreign countries, including the current conflicts in the Middle East, and foreign currency 2 CORPORATION exchange rate fluctuations (particularly the euro), the timing of development of Marcellus Shale gas production, the availability, timing and success of our acquisitions, commercial initiatives and investments to grow our business, our ability to successfully integrate acquired businesses and achieve anticipated synergies, the interruption, disruption, failure, malfunction, or breach of our information technology systems, including due to cyber-attack, the failure to realize the anticipated benefits of the AmeriGas Merger Transaction (as defined herein) , the possible diversion of management time on issues related to the AmeriGas Merger Transaction, the risk that the requisite approvals to complete the AmeriGas Merger Transaction are not obtained, the performance of AmeriGas, and the potential need to address any reviews, investigations or other proceedings by governmental authorities or shareholder actions. UGI undertakes no obligation to release revisions to its forward-looking statements to reflect events or circumstances occurring after today. In addition, this presentation uses certain non-GAAP financial measures. Please see the appendix for reconciliations of these measures to the most comparable GAAP financial measure.

Use of Non-GAAP Measures In this presentation, Management uses certain non-GAAP financial measures, including UGI Corporation adjusted earnings per share, UGI Corporation Free Cash Flow, Midstream & Marketing Total Margin, UGI International Total Margin, and UGI France and AmeriGas Unit Margins. These financial measures are not in accordance with, or an alternative to, GAAP and should be considered in addition to, and not as a substitute for, the comparable GAAP measures. Management believes the presentation of these non-GAAP financial measures provide useful information to investors to more effectively evaluate period-over-period earnings, profitability UGI and cash flow generation of the Company’s businesses. Reconciliations of these non-GAAP 3 CORPORATION financial measures to the most directly comparable financial measure calculated and presented in accordance with GAAP are presented in the Appendix of this presentation. Use of Non-GAAP Measures In this presentation, Management uses certain non-GAAP financial measures, including UGI Corporation adjusted earnings per share, UGI Corporation Free Cash Flow, Midstream & Marketing Total Margin, UGI International Total Margin, and UGI France and AmeriGas Unit Margins. These financial measures are not in accordance with, or an alternative to, GAAP and should be considered in addition to, and not as a substitute for, the comparable GAAP measures. Management believes the presentation of these non-GAAP financial measures provide useful information to investors to more effectively evaluate period-over-period earnings, profitability UGI and cash flow generation of the Company’s businesses. Reconciliations of these non-GAAP 3 CORPORATION financial measures to the most directly comparable financial measure calculated and presented in accordance with GAAP are presented in the Appendix of this presentation.

Legal Disclaimer No Offer or Solicitation This presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where You Can Find It In connection with the AmeriGas Merger Transaction, UGI Corporation and AmeriGas Partners, L.P., as applicable, filed a registration statement on Form S-4, including a proxy statement/prospectus, and other related documents, including a Schedule 13E-3, with the SEC on May 6, 2019. In addition, UGI Corporation and AmeriGas Partners, L.P. each filed with the SEC on April 2, 2019 a Current Report on Form 8-K, which contained, among other things, a copy of the merger agreement and the support agreement. This presentation is not a substitute for the merger agreement, proxy statement/prospectus, the Schedule 13E-3 or any other document that UGI Corporation or AmeriGas Partners, L.P. may file with the SEC in connection with the transaction. BEFORE MAKING ANY UGI 4 VOTING DECISION OR ELECTION, SECURITY HOLDERS OF AMERIGAS ARE ADVISED TO CAREFULLY READ THE MERGER AGREEMENT, THE CORPORATION PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), THE SCHEDULE 13E-3, AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive proxy statement/prospectus will be sent to AmeriGas Partners, L.P. unitholders in connection with the special meeting. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available), the Schedule 13E-3 (when available) and other relevant documents filed by UGI Corporation or AmeriGas Partners, L.P. with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the proxy statement/prospectus, the Schedule 13E-3 and other relevant documents (when available) from www.ugicorp.com under the tab “Investor Relations” and then under the heading “SEC Filings.” Participants in the Solicitation UGI Corporation, AmeriGas Partners, L.P., AmeriGas Propane, Inc. and each of their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in UGI Corporation’s proxy statement relating to its 2019 Annual Meeting of Shareholders, which was filed with the SEC on December 20, 2018, and AmeriGas Partners, L.P.’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 20, 2018, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC. Legal Disclaimer No Offer or Solicitation This presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where You Can Find It In connection with the AmeriGas Merger Transaction, UGI Corporation and AmeriGas Partners, L.P., as applicable, filed a registration statement on Form S-4, including a proxy statement/prospectus, and other related documents, including a Schedule 13E-3, with the SEC on May 6, 2019. In addition, UGI Corporation and AmeriGas Partners, L.P. each filed with the SEC on April 2, 2019 a Current Report on Form 8-K, which contained, among other things, a copy of the merger agreement and the support agreement. This presentation is not a substitute for the merger agreement, proxy statement/prospectus, the Schedule 13E-3 or any other document that UGI Corporation or AmeriGas Partners, L.P. may file with the SEC in connection with the transaction. BEFORE MAKING ANY UGI 4 VOTING DECISION OR ELECTION, SECURITY HOLDERS OF AMERIGAS ARE ADVISED TO CAREFULLY READ THE MERGER AGREEMENT, THE CORPORATION PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), THE SCHEDULE 13E-3, AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive proxy statement/prospectus will be sent to AmeriGas Partners, L.P. unitholders in connection with the special meeting. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available), the Schedule 13E-3 (when available) and other relevant documents filed by UGI Corporation or AmeriGas Partners, L.P. with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the proxy statement/prospectus, the Schedule 13E-3 and other relevant documents (when available) from www.ugicorp.com under the tab “Investor Relations” and then under the heading “SEC Filings.” Participants in the Solicitation UGI Corporation, AmeriGas Partners, L.P., AmeriGas Propane, Inc. and each of their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in UGI Corporation’s proxy statement relating to its 2019 Annual Meeting of Shareholders, which was filed with the SEC on December 20, 2018, and AmeriGas Partners, L.P.’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 20, 2018, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

Corporate Overview

UGI Corporation is a distributor and marketer of energy products and services including natural gas, propane, butane, and electricity

UGI CORPORATION

5

Natural Gas

Utilities
Natural gas & electric utilities
Serving ~700,000 total customers

33%
First half of 2019 Adjusted EPS[1]

Midstream & Marketing
Energy marketing, midstream, and power generation in the Eastern U.S.

17%
First half of 2019 Adjusted EPS[1]

Global LPG

AmeriGas Propane
LPG distribution in all 50 states.
Master Limited Partnership

19%
First half of 2019 Adjusted EPS[1]

UGI International
LPG distribution in 17 countries
Energy marketing in 4 countries

31%
First half of 2019 Adjusted EPS[1]

[1]Adjusted EPS is a non-GAAP measure. Excludes Corporate & Other $(0.05). Please see Appendix for reconciliation.

A Compelling Value Proposition

UGI CORPORATION

6

Outstanding cash generation

Highest 10-year free cash flow as a % of EBITDA among Multi-Utilities in the S&P Utilities index

Strong track record of disciplined capital deployment and meeting our commitments

	Commitment	FY 13-18 Actual
Adjusted EPS[1]	6-10%	11.2%
Dividend	4%	6.8%

Clear path to growth

- ✓ Strong and growing natural gas demand
- ✓ Utility rate base and customer growth
- ✓ Marcellus-based infrastructure
- ✓ National Accounts and Cylinder Exchange
- ✓ Targeted M&A
- ✓ LNG and energy marketing expansion
- ✓ Broadening of activities in Europe

(1) Adjusted EPS is a non-GAAP measure. See Appendix for reconciliation.

Core Strategic Principles

Minimize commodity exposure	Distribution and services business, marketing volume hedged back-to-back, LPG customer volume hedged as service offering
Push boundaries of core business	Expanded into energy marketing in Europe, established portable LNG, entered Italian market LPG market
Maintain strong balance sheet	Outstanding cash flow, no debt at corporate level, additional debt capacity
Reduce weather dependence over time	Growing fee-based margin, AmeriGas Cylinder Exchange is counter-seasonal, National Accounts is less weather-dependent, increasing Utility fixed charges in base rate cases
Reduce P&L currency exchange rate volatility	Utilize a layered, three-year Fx hedging program to shave "peaks and valleys" caused by currency fluctuations

UGI CORPORATION
7

AmeriGas Merger Transaction Summary

- **UGI Corp (NYSE: UGI) has executed a definitive agreement to acquire the 69.2 million common units of AmeriGas Partners, L.P. (NYSE: APU) not already owned by UGI for a total transaction value of approximately $4.6 billion[1]**
- AmeriGas unitholders will receive 0.500 shares of UGI plus $7.63 in cash for each common unit of AmeriGas
  - Implies a 21.9% premium to AmeriGas' 30-day volume weighted average price and 13.5% premium *to April 1, 2019 closing price*
- Allows UGI to increase its dividend by 25%; 15% increase to the next quarterly dividend and the remaining 10% following transaction close
- All existing debt at AmeriGas will remain outstanding at close
- Transaction results in a significant step up in basis to UGI and is taxable to APU common unitholders[2]
- Filed S-4 Registration Statement with the SEC on May 6, 2019
- Transaction expected to close in FY19 Q4
  - The transaction has been approved by the Boards of UGI and the general partner of AmeriGas (the "General Partner") as well as the General Partner's Audit Committee, comprised solely of independent directors
  - Requires approval from a majority of AmeriGas' outstanding common units

[1]Please see appendix for components of the transaction value
[2]Taxes paid will vary depending on individual common unitholder tax attributes

UGI CORPORATION

8

Benefits of AmeriGas Merger Transaction

- Strong business with exceptional cash flow
- Expected to increase cash available for growth investments and dividends
  - Over $200 million in additional annual free cash flow to UGI
- Funds growth opportunities across the business
- Reduces MLP administrative and structural complexities
- Resolves AmeriGas' distribution coverage challenges
- Expected to be accretive to UGI beginning in FY20

UGI CORPORATION
9

Strongest Cash Flow Among Sector Peers (1) 10 Year Free Cash Flow / 10 Year EBITDA S&P Utilities Index – Multi-Utilities 18% 15% 11% 8% 7% UGI 10 2% CORPORATION -1% -11% -20% -22% -32% UGI Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer 10 (1) UGI Free Cash Flow = Cash Provided by Operations less Capital Expenditures and less Distributions on AmeriGas Partners Publically Held Units. Free cash flow is a non-GAAP measure. Please see appendix for reconciliation. Strongest Cash Flow Among Sector Peers (1) 10 Year Free Cash Flow / 10 Year EBITDA S&P Utilities Index – Multi-Utilities 18% 15% 11% 8% 7% UGI 10 2% CORPORATION -1% -11% -20% -22% -32% UGI Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer 10 (1) UGI Free Cash Flow = Cash Provided by Operations less Capital Expenditures and less Distributions on AmeriGas Partners Publically Held Units. Free cash flow is a non-GAAP measure. Please see appendix for reconciliation.

Meeting our Commitments – EPS Growth $3.00 12.1% Adjusted EPS CAGR Above 6-10% Long Term Target $2.60 $2.74 $2.50 $2.40 $2.29 $2.00 $2.05 $2.02 $2.01 UGI 11 CORPORATION $1.50 $1.61 $1.57 $1.46 $1.41 $1.33 $1.26 $1.25 $1.18 $1.00 $1.10 $0.77 $0.76 $0.50 $0.60 $0.47 $0.36 $0.30 $0.28 $0.00 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019E Earnings per share (EPS) for 1998 – 2009 represents GAAP EPS, adjusted for stock splits. 2010-2018 EPS represents Adjusted EPS which is a non-GAAP measure. Please see appendix for reconciliation. Annual Earnings per Share Meeting our Commitments – EPS Growth $3.00 12.1% Adjusted EPS CAGR Above 6-10% Long Term Target $2.60 $2.74 $2.50 $2.40 $2.29 $2.00 $2.05 $2.02 $2.01 UGI 11 CORPORATION $1.50 $1.61 $1.57 $1.46 $1.41 $1.33 $1.26 $1.25 $1.18 $1.00 $1.10 $0.77 $0.76 $0.50 $0.60 $0.47 $0.36 $0.30 $0.28 $0.00 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019E Earnings per share (EPS) for 1998 – 2009 represents GAAP EPS, adjusted for stock splits. 2010-2018 EPS represents Adjusted EPS which is a non-GAAP measure. Please see appendix for reconciliation. Annual Earnings per Share

UGI to Increase Dividend by 25% • Two part increase • $0.04 increase to next quarterly dividend and an additional $0.025 following the closing of the transaction $1.40 7.1% CAGR 2 $1.30 Above 4% Long-Term Target $1.20 $1.00 $1.04 $1.00 UGI $0.95 12 CORPORATION $0.91 $0.87 $0.80 $0.75 $0.72 $0.69 $0.67 $0.60 $0.53 $0.51 $0.49 $0.47 $0.40 $0.45 $0.42 $0.38 $0.37 $0.36 $0.34 $0.33 $0.20 $0.00 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Red circles indicate dividend increases above 10% 1 Dividends per share, adjusted for stock splits. 2 Payable in FY20. Annualized for 25% dividend increase scheduled in FY19 in conjunction with APU transaction 1 Dividends per ShareUGI to Increase Dividend by 25% • Two part increase • $0.04 increase to next quarterly dividend and an additional $0.025 following the closing of the transaction $1.40 7.1% CAGR 2 $1.30 Above 4% Long-Term Target $1.20 $1.00 $1.04 $1.00 UGI $0.95 12 CORPORATION $0.91 $0.87 $0.80 $0.75 $0.72 $0.69 $0.67 $0.60 $0.53 $0.51 $0.49 $0.47 $0.40 $0.45 $0.42 $0.38 $0.37 $0.36 $0.34 $0.33 $0.20 $0.00 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Red circles indicate dividend increases above 10% 1 Dividends per share, adjusted for stock splits. 2 Payable in FY20. Annualized for 25% dividend increase scheduled in FY19 in conjunction with APU transaction 1 Dividends per Share

Outperformance Driven by Cadence of Disciplined Investments 3450 Manning LNG Project Total Shareholder Return CAGR (as of 3/31/19) Sunbury Pipeline project 2950 1 Year 5 Year 10 Year 20 Year Finagaz acquisition nearly UGI Corp 26.8% 17.7% 16.5% 18.5% doubles volume in France 2450 Union Dale S&P 500 8.8% 10.8% 15.9% 6.0% Pipeline Project S&P 500 Utilities 17.7% 10.5% 12.7% 7.5% PennEast Pipeline 1950 Announced S&P 400 Midcap 4.3% 8.7% 16.5% 10.2% Auburn II UGI 13 CORPORATION Project Heritage acquisition 1450 1 BCF expansion of Temple LNG Acquired gas utility Auburn I Project Acquired TXU operations of PPL Acquired utility Corp’s NE gas 950 operations of PG marketing Energy operation Entered France Columbia Propane 450 Entered Europe Acquisition Began Cylinder Exchange -50 UGI S&P 500 Total Return % Outperformance Driven by Cadence of Disciplined Investments 3450 Manning LNG Project Total Shareholder Return CAGR (as of 3/31/19) Sunbury Pipeline project 2950 1 Year 5 Year 10 Year 20 Year Finagaz acquisition nearly UGI Corp 26.8% 17.7% 16.5% 18.5% doubles volume in France 2450 Union Dale S&P 500 8.8% 10.8% 15.9% 6.0% Pipeline Project S&P 500 Utilities 17.7% 10.5% 12.7% 7.5% PennEast Pipeline 1950 Announced S&P 400 Midcap 4.3% 8.7% 16.5% 10.2% Auburn II UGI 13 CORPORATION Project Heritage acquisition 1450 1 BCF expansion of Temple LNG Acquired gas utility Auburn I Project Acquired TXU operations of PPL Acquired utility Corp’s NE gas 950 operations of PG marketing Energy operation Entered France Columbia Propane 450 Entered Europe Acquisition Began Cylinder Exchange -50 UGI S&P 500 Total Return %

Cash Engine Drives Future EPS and Dividend Growth $1.1 - $1.4 Billion UGI Dividends Cash from Base Business Operations and Share & Regulatory 62% Propane AmeriGas Transaction Repurchase 38% Nat Gas Earnings Growth increases free cash flow over $200 million UGI 14 CORPORATION Investment Capital Capital and M&A $150M - $200M Expenditures, Financing Earnings Growth M&A & Other 6% - 10% EPS Growth and 4% Dividend Growth All figures represent multi-year average targets. Cash Engine Drives Future EPS and Dividend Growth $1.1 - $1.4 Billion UGI Dividends Cash from Base Business Operations and Share & Regulatory 62% Propane AmeriGas Transaction Repurchase 38% Nat Gas Earnings Growth increases free cash flow over $200 million UGI 14 CORPORATION Investment Capital Capital and M&A $150M - $200M Expenditures, Financing Earnings Growth M&A & Other 6% - 10% EPS Growth and 4% Dividend Growth All figures represent multi-year average targets.

Record Capital Deployment CAPEX expected to increase to ~$900 million in FY20 Capital Expenditures: 2018-2022 Capital Expenditures: 2013-2017 $3.7 Billion $2.6 Billion UGI 15 CORPORATION 30% 36% 64% 70% Natural Gas LPG Natural Gas LPGRecord Capital Deployment CAPEX expected to increase to ~$900 million in FY20 Capital Expenditures: 2018-2022 Capital Expenditures: 2013-2017 $3.7 Billion $2.6 Billion UGI 15 CORPORATION 30% 36% 64% 70% Natural Gas LPG Natural Gas LPG

Second Half Update UGI FY19 Guidance 1 • Adjusted EPS $2.40 - $2.60 • Improvements versus prior years • OpEx Management • Additional margin increase from new Midstream assets • Realized margin from LPG price increases enacted in prior quarters at UGI International • Tax effect impact at UGI Utilities, $22.7 million revenue reduction in Q3 2018 not a factor in 2019 • UGI remains well-positioned to deliver long-term 6% - 10% EPS growth UGI $2.60 16 CORPORATION $0.02 - $0.07 $2.45 - $2.52 $2.50 $0.09 $2.40 $0.10 $2.30 $2.24 $2.20 $2.10 $2.00 $1.90 $1.80 $1.70 $1.60 YTD 2019 3-Year Historical Average Q3 2018 Tax Impact at Additional Net Income FY 2019 (Q3 & Q4) Utilities Opportunities 1 Adjusted EPS is a non-GAAP measure. Please see appendix for reconciliation. Second Half Update UGI FY19 Guidance 1 • Adjusted EPS $2.40 - $2.60 • Improvements versus prior years • OpEx Management • Additional margin increase from new Midstream assets • Realized margin from LPG price increases enacted in prior quarters at UGI International • Tax effect impact at UGI Utilities, $22.7 million revenue reduction in Q3 2018 not a factor in 2019 • UGI remains well-positioned to deliver long-term 6% - 10% EPS growth UGI $2.60 16 CORPORATION $0.02 - $0.07 $2.45 - $2.52 $2.50 $0.09 $2.40 $0.10 $2.30 $2.24 $2.20 $2.10 $2.00 $1.90 $1.80 $1.70 $1.60 YTD 2019 3-Year Historical Average Q3 2018 Tax Impact at Additional Net Income FY 2019 (Q3 & Q4) Utilities Opportunities 1 Adjusted EPS is a non-GAAP measure. Please see appendix for reconciliation.

Business Overview

UTILITIES



Gas Utility
UGI Utilities (gas, ~642,000 customers)

Electric Utility
UGI Electric (electric, ~62,000 customers)

Regulated gas & electric utilities serving over **700,000** customers

Most contemporary distribution system in Pennsylvania

Service territories lie within or adjacent to the Marcellus Shale production area

2nd Largest gas utility in Pennsylvania[1] serving 44 of 67 counties

[1] Based on total customers

18

Marcellus Advantage

- Over 90% of UGI Utilities natural gas sourced from the Marcellus Shale
  - Marcellus natural gas priced at over 29% discount to NYMEX during FY18
- Strong demand for natural gas (conversions, power generation, etc.)
- Favorable environment for economic development
- Significant value for customers
  - Collectively, our customers paid ~$615MM less in 2018 than in 2008
  - Average residential customer saved ~$1,000 in fiscal year 2018 vs. heating oil customers



Natural Gas
Electric
Marcellus Shale Area

UTILITIES

19

UGI UTILITIES Marcellus Gas Driving Growth in PA Natural Gas Delivered to PA Natural Gas Delivered to Customers in PA Electric Power Customers 600,000 1,400,000 1,200,000 500,000 20 UTILITIES 1,000,000 400,000 800,000 300,000 600,000 200,000 400,000 100,000 200,000 0 0 Source: Energy Information Administration MMCF MMCF UGI UTILITIES Marcellus Gas Driving Growth in PA Natural Gas Delivered to PA Natural Gas Delivered to Customers in PA Electric Power Customers 600,000 1,400,000 1,200,000 500,000 20 UTILITIES 1,000,000 400,000 800,000 300,000 600,000 200,000 400,000 100,000 200,000 0 0 Source: Energy Information Administration MMCF MMCF

UGI UTILITIES Capital Investment Drives Rate Base Growth Capital Investment Rate Base Growth $450 $3.0 $380-$420/year $400 $350 $300 $2.0 $250 $200 21 UTILITIES $150 $1.0 $100 $50 $0 $0.0 2013 2014 2015 2016 2017 2018 2019P '20 - '22P 2013 2014 2015 2016 2017 2018 2019E 2020E 2021E 2022E Replacement & Betterment Growth Other Electric IT Capital Drivers FY19 – FY22 ($1.6B in planned capital spend) • Gradually increase infrastructure replacement and building and grounds investment • IT upgrade (Asset Management, Geographic Information Systems, Work Management) Millions Billions UGI UTILITIES Capital Investment Drives Rate Base Growth Capital Investment Rate Base Growth $450 $3.0 $380-$420/year $400 $350 $300 $2.0 $250 $200 21 UTILITIES $150 $1.0 $100 $50 $0 $0.0 2013 2014 2015 2016 2017 2018 2019P '20 - '22P 2013 2014 2015 2016 2017 2018 2019E 2020E 2021E 2022E Replacement & Betterment Growth Other Electric IT Capital Drivers FY19 – FY22 ($1.6B in planned capital spend) • Gradually increase infrastructure replacement and building and grounds investment • IT upgrade (Asset Management, Geographic Information Systems, Work Management) Millions Billions

UGI UTILITIES Annual Customer Growth 258,600 customers added 1999 - 2018 20,000 18,000 16,000 14,000 12,000 22 UTILITIES 10,000 8,000 6,000 4,000 2,000 0 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 New Homes Conversions Upgrades Commercial Annual Customer Additions UGI UTILITIES Annual Customer Growth 258,600 customers added 1999 - 2018 20,000 18,000 16,000 14,000 12,000 22 UTILITIES 10,000 8,000 6,000 4,000 2,000 0 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 New Homes Conversions Upgrades Commercial Annual Customer Additions

UGI UTILITIES Peak Day Growth 2.5 2.0 1.5 1.0 23 UTILITIES 0.5 - 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 PGC Customers Transportation Customers Capacity Reserve Requirement • Peak day demand growth driven by above average customer growth, power generation and large commercial & industrial customers • Peak Day Demand expected to increase by 10% 2018-2028 Assumes existing service agreements are renewed BCF UGI UTILITIES Peak Day Growth 2.5 2.0 1.5 1.0 23 UTILITIES 0.5 - 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 PGC Customers Transportation Customers Capacity Reserve Requirement • Peak day demand growth driven by above average customer growth, power generation and large commercial & industrial customers • Peak Day Demand expected to increase by 10% 2018-2028 Assumes existing service agreements are renewed BCF

Business Overview



Significant assets in the Marcellus Shale – well positioned to participate in the build-out and serve growing natural gas demand through a broad range of investments

Midstream Assets

- Nearly 200 miles of pipeline
- 15 MMDth of natural gas storage
- ~2 MMDth LNG and propane storage used to support liquefaction and vaporization peak shaving

Commodity Marketing

- Serving 13,000 residential, commercial, and industrial customers on 41 gas utility systems and 20 electric utility systems

Electricity Generation

- ~300 MWs of electric generation capacity

ENERGY SERVICES

25

Midstream Assets Overview LNG Peaking: • Temple LNG (205,000 Dth/day vaporization, 1.25 MMdth storage) • Manning liquefaction (10,000 to 15,000 Dth/day) • Steelton vaporization (65,000 Dth/day) • Bethlehem vaporization (70,000 Dth/day) ENERGY 26 SERVICES • Portable LNG vaporization (15,000 Dth/day) Built Pipeline capacity: • Auburn system (470,000 Dth/day) • Sunbury Pipeline (200,000 Dth/day) • Union Dale (100,000 Dth/day) • Texas Creek (200,000 Dth/day) • Ponderosa (33,000 Dth/day) Storage: • 15 MMdth natural gas storage Midstream Assets Overview LNG Peaking: • Temple LNG (205,000 Dth/day vaporization, 1.25 MMdth storage) • Manning liquefaction (10,000 to 15,000 Dth/day) • Steelton vaporization (65,000 Dth/day) • Bethlehem vaporization (70,000 Dth/day) ENERGY 26 SERVICES • Portable LNG vaporization (15,000 Dth/day) Built Pipeline capacity: • Auburn system (470,000 Dth/day) • Sunbury Pipeline (200,000 Dth/day) • Union Dale (100,000 Dth/day) • Texas Creek (200,000 Dth/day) • Ponderosa (33,000 Dth/day) Storage: • 15 MMdth natural gas storage

Midstream – PennEast Pipeline

System Highlights

- Connecting abundant Marcellus gas supply to high-value southeastern PA and NJ markets
  - 120 Mile, 36” diameter, $1.0+ billion interstate pipeline
- Partnership between UGI (project manager), Spectra Energy Partners, Southern Company Gas, New Jersey Resources, South Jersey Industries
- System capable of moving 1.1 Bcf/d to multiple end markets
- Construction type activities expected to begin in 2020:
  - Working through the PA and NJ permitting process

PennEast Pipeline (Red)



Susquehanna
Tennessee
Wayne
Sullivan
Millennium
Lackawanna
Transco
Luzerne
Pike
Compressor: 47,700 HP (ISO)
Sussex
Montour
Columbia
Monroe
PennEast Pipeline
Warren
Morris
Northumberland
Northampton
Schuylkill
Lehigh
Hunterdon
Algonquin
Texas Eastern
Lebanon
Columbia
Bucks
Transco
Southern Company Gas
NJR Pipeline Company
South Jersey Industries
Spectra/ Enbridge
UGI Energy Services

ENERGY SERVICES

27

Cumulative Capital Investment $1,400,000 $1,200,000 $1,000,000 ENERGY 28 $800,000 SERVICES $600,000 $400,000 $200,000 $0 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Midstream Power Generation Other Capital Expenditures ($ in thousands) Cumulative Capital Investment $1,400,000 $1,200,000 $1,000,000 ENERGY 28 $800,000 SERVICES $600,000 $400,000 $200,000 $0 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Midstream Power Generation Other Capital Expenditures ($ in thousands)

Fee-Based Income Stabilizes Earnings 1 Anticipated 2022 Margin 2013 Margin ENERGY 29 SERVICES 44% 39% 61% 56% Fee-Based Margin All Other Margin 1 Margin is a non-GAAP measure. Please see appendix for reconciliation. Fee-Based Income Stabilizes Earnings 1 Anticipated 2022 Margin 2013 Margin ENERGY 29 SERVICES 44% 39% 61% 56% Fee-Based Margin All Other Margin 1 Margin is a non-GAAP measure. Please see appendix for reconciliation.

Diversified Portfolio – Natural Synergy Midstream ENERGY 30 SERVICES Supply Commodity (Wholesale/Asset Marketing Management) Diversified Portfolio – Natural Synergy Midstream ENERGY 30 SERVICES Supply Commodity (Wholesale/Asset Marketing Management)

INTERNATIONAL

UGI International Overview


kosangas
AVANTI GAS
AmeriGas
antargaz
FINAGAZ
FLAGA
UniverGas

LPG Distribution

LPG Distribution and Energy Marketing

Operations in 17 Countries

~550,000 Total Customers

LPG Distribution

~1 Billion gallons

of LPG sold in FY 2018

Largest distributor in France, Austria, Belgium, Denmark, Luxembourg, and Hungary

18.5 million cylinders in circulation

Over **500,000** bulk customers

Energy Marketing

~28 BCF

of natural gas sold in FY 2018

~5% of 2018 total margin

32

Evolution – Major Acquisitions 2017 2017 2015 2011 Italy 2017 2010 Belgium 2011 Finland INTERNATIONAL 33 2001 (20%) Luxembourg Denmark 2004 (100%) 2010 Norway Sweden Hungary 2006 Netherlands 1999 Poland United Kingdom Romania Switzerland 2004 France 2001 Austria 2018: 886MM retail gallons 1999 Czech Republic Slovakia 1999: ~44MM retail gallons $0.87 FY 18 Adjusted 1 1 EPS Adjusted EPS is a non-GAAP measure. See appendix for reconciliation. Evolution – Major Acquisitions 2017 2017 2015 2011 Italy 2017 2010 Belgium 2011 Finland INTERNATIONAL 33 2001 (20%) Luxembourg Denmark 2004 (100%) 2010 Norway Sweden Hungary 2006 Netherlands 1999 Poland United Kingdom Romania Switzerland 2004 France 2001 Austria 2018: 886MM retail gallons 1999 Czech Republic Slovakia 1999: ~44MM retail gallons $0.87 FY 18 Adjusted 1 1 EPS Adjusted EPS is a non-GAAP measure. See appendix for reconciliation.

Track Record of Margin Management 1.50 € 1.25 € 1.00 € INTERNATIONAL 34 0.75 € 0.50 € 0.25 € 0.00 € 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Avg. Platt's Cost Unit margin is a non-GAAP measure. Please see appendix for reconciliation. UGI France € per Gallon Track Record of Margin Management 1.50 € 1.25 € 1.00 € INTERNATIONAL 34 0.75 € 0.50 € 0.25 € 0.00 € 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Avg. Platt's Cost Unit margin is a non-GAAP measure. Please see appendix for reconciliation. UGI France € per Gallon

Strategically located LPG Supply Assets Provide Flexibility



Import terminal - SEA
Import terminal - PIPELINE
Import terminal - RAILCARS
Terminal - REFINERY
Depots / Railheads / Storage
Intra-Europe trade flows are increasing
Imports from outside Europe growing (43% of consumption in 2017), particularly from US
Hamina
Mossmorran
Esbjerg
Stanlow
Norgal
Malaszewicze
Slawkow
Halmeu
Donges
FR: 40+ depots
Ambes
Lavera

- UGI stores LPG at various storage facilities and terminals across UGI
  - Ownership interests in 10 primary storage facilities and over 70 secondary storage facilities
- Manages extensive logistics and transportation network

INTERNATIONAL

35

Energy Marketing – A Focused Strategy FY18 GWh by Energy Type Total (Gas and Power) Volume Split by Segment 1% 9% 32% 19% INTERNATIONAL 36 68% 51% 20% SME Other Suppliers Government Electricity Natural Gas Our primary focus is on Small and Medium Enterprises (SME) - Offer customer-focused solutions - Support customers in energy purchase decisions - Fixed price requirement contracts hedged back to back to mitigate risk Energy Marketing – A Focused Strategy FY18 GWh by Energy Type Total (Gas and Power) Volume Split by Segment 1% 9% 32% 19% INTERNATIONAL 36 68% 51% 20% SME Other Suppliers Government Electricity Natural Gas Our primary focus is on Small and Medium Enterprises (SME) - Offer customer-focused solutions - Support customers in energy purchase decisions - Fixed price requirement contracts hedged back to back to mitigate risk

Energy Marketing – Renewable Portfolio • Our Energy Marketing business has a significant position in renewable energy including production through Wind and Solar • Installed 400MW Wind • Installed 70MW solar INTERNATIONAL 37 • Generating power equivalent to 40% of the total power demand of our electric customer portfolio • Additionally we undertake the planning and installation of Solar projects for our existing clients • Currently we have completed more than 110 projects, installing approximately 30,000 solar panels on behalf of our customers Energy Marketing – Renewable Portfolio • Our Energy Marketing business has a significant position in renewable energy including production through Wind and Solar • Installed 400MW Wind • Installed 70MW solar INTERNATIONAL 37 • Generating power equivalent to 40% of the total power demand of our electric customer portfolio • Additionally we undertake the planning and installation of Solar projects for our existing clients • Currently we have completed more than 110 projects, installing approximately 30,000 solar panels on behalf of our customers

AmeriGas Overview

Largest LPG Distributor in U.S.[1]

~1.1 billion
retail gallons sold in FY18



Agriculture & Transport 8%
Residential Heating & Cooking 36%
Motor Fuel 18%
Commercial / Industrial 38%

1.7 million
customers

AMERIGAS

39



AmeriGas

Bulk Distribution
1mm tanks with 120 – 1,200 gallon capacity



National Accounts
Utilizing scale to serve regional and national customers



Cylinder Exchange
Portable tanks for barbecues and outdoor heating

[1] Based on volume of propane gallons distributed annually.

Business Overview 40 AMERIGAS 38% 36% 18% 8% Commercial / Residential Motor Agriculture Industrial Heating & Cooking Fuel & Transport Represents approximate percentages Business Overview 40 AMERIGAS 38% 36% 18% 8% Commercial / Residential Motor Agriculture Industrial Heating & Cooking Fuel & Transport Represents approximate percentages

Significant Transportation & Logistics Network



12 Transflow Units
22 Terminals
920 PTI Trailers
Over 250 Propane Suppliers(a)
510 Rail Cars
~1,900 Distribution Locations
3,000 Bobtail Trucks
~1.7 Million Customers

Most flexible, reliable supply chain coverage in the retail propane industry

Ability to quickly focus flexible truck, rail and trans-loading assets to areas in need

AmeriGas Airborne

Specialized team from around the country that reacts quickly to keep propane supply moving during extreme weather

(a) Domestic and international suppliers

AMERIGAS
41

Technology to Drive Efficiency


AmeriGas

- Efficiency benefits are implemented across a broad platform
- Improved distribution efficiency
  - Miles per stop improved 3% from FY17 and 7% from FY16
  - Low fuel deliveries improved 7% from FY17 and 16% from FY16
- Route planning and visualization
- Enhanced performance monitoring
- Technology-enabled marketing efforts
- Ability to identify coaching and training

AmeriMobile Routing Cost Savings 2016-2018
$20MM

Real-time performance indicators facilitate deeper insight into day-to-day management

AMERIGAS
42

National Accounts Program

- Roughly 50% less weather sensitive than base business
- Customer-focused solution
  - Best in class back office
  - Turnkey installation options
  - Unparalleled footprint
- Leverage AmeriGas scale
  - 1,900 distribution points across all 50 states
  - Technology improvements (distribution, route optimization, etc.)

Delivering to over
50,000
Customer Locations

21%
Volume increase since 2016

AMERIGAS

43

Cylinder Exchange Program – Key Attributes • Product of Convenience • Industry leader in automated vending • Home delivery pilot will go live this summer season • Continue to optimize distribution 44 AMERIGAS • National footprint • Expansion with major retailer and large convenience store chain • Roll-out several hundred “24/7” automated cylinder vending locations by the end of the calendar year Cylinder Exchange Program – Key Attributes • Product of Convenience • Industry leader in automated vending • Home delivery pilot will go live this summer season • Continue to optimize distribution 44 AMERIGAS • National footprint • Expansion with major retailer and large convenience store chain • Roll-out several hundred “24/7” automated cylinder vending locations by the end of the calendar year

Summary • Proven track record of exceeding our commitments to our shareholders • 6% - 10% long-term annual EPS growth • 4% annual dividend growth • Well-positioned to build on our momentum • Strong and growing natural gas demand • Utility rate base and customer growth UGI 45 CORPORATION • Marcellus-based infrastructure • Proposed AmeriGas transaction • National Accounts, Cylinder Exchange • Targeted M&A • LNG, energy marketing expansion • Broadening of activities in Europe • Enhanced technology platform to support growth and improve customer experience • Diversified and growing cash generation Summary • Proven track record of exceeding our commitments to our shareholders • 6% - 10% long-term annual EPS growth • 4% annual dividend growth • Well-positioned to build on our momentum • Strong and growing natural gas demand • Utility rate base and customer growth UGI 45 CORPORATION • Marcellus-based infrastructure • Proposed AmeriGas transaction • National Accounts, Cylinder Exchange • Targeted M&A • LNG, energy marketing expansion • Broadening of activities in Europe • Enhanced technology platform to support growth and improve customer experience • Diversified and growing cash generation

Appendix Appendix

UGI Corporation Adjusted Earnings Per Share (Million of dollars, except per share amounts)   Year Ended September 30, 2010 2011 2012 2013 2014 2015 2016 2017 2018 NON-GAAP RECONCILIATION: Adjusted net income attributable to UGI Corporation: Net income attributable to UGI Corporation $ 251.8 $ 245.4 $ 210.2 $ 278.1 $ 337.2 $ 281.0 $ 364.7 $ 4 36.6 $ 718.7 Net losses (gains) on commodity derivative instruments not associated with current-period transactions (net of tax of $(5.8), $11.5, 8.2 (17.4) (8.9) (4.3) 6.6 53.3 (29.9) (51.2) (68.1) $6.3, $3.1, $(4.5), $(30.9), $13.5, $31.9, and $26.7 respectively) (a) (b) Integration and acquisition expenses associated with Finagaz acquired on May 29, 2015 (net of tax of $0, $0, $0, $0, $(2.2), $(7.7), - - - - 4.3 14.9 17.3 26.2 18.5 $(10.6),$(13.7), and$(13.7) respectively) (a) Unrealized losses (gains) on foreign currenct derivative instruments (net of tax of $(9.9) and $9.3 in 2017 and 2018, respectively) (a) - - - - - - - 13.9 (19.6) Loss on extinguishments of debt (net of tax of $0, $0, $(1.4), $0, $0, $0, $(5.0),$(6.1), and $0 respectively) (a) - - 2.2 - - - 7.9 9.6 - Costs associated with extinguishment of debt (net of tax of $0, $(6.6), $0, $0, $0, $(5.7), $0, $0, and $0 respectively) (a) (c) - 10.4 - - - 4.6 - - Impact of retroactive change in French tax law - - - - 5.7 - - - - Integration and acquisition expenses associated with the retail propane businesses of Energy Transfer Partners, L.P. (“Heritage - - 8.8 4.4 - - - - - Propane”) acquired by the Partnership on January 12, 2012 (net of tax of $0, $0, $(5.6), $(2.8), $0, $0, $0, $0, and $0 respectively) (a) UGI 47 CORPORATION Impairment of Partnership tradenames and trademarks (net of tax of $(5.8) in 2018) - - - - - - - - 14.5 Impact from change in French tax rate - - - - - - - (29.0) (12.1) Reameasurement impact from TCJA - (166.3) Gain on sale of Atlantic Energy (net of tax of $19.3 in 2010) (17.2) $0.00 - - - - - - - Adjusted net income attributable to UGI Corporation (d) $ 242.8 $ 238.4 $ 212.3 $ 278.2 $ 353.8 $ 353.8 $ 360.0 $ 406.1 $ 485.6 Adjusted diluted earnings per common share attributable to UGI stockholders: UGI Corporation earnings per share - diluted $ 1.52 $ 1.45 $ 1 .24 $ 1.60 $ 1 .92 $ 1.60 $ 2 .08 $ 2.46 $ 4.06 Net losses (gains) on commodity derivative instruments not associated with current-period transactions (b) 0.05 (0.10) (0.05) (0.02) 0.04 0.30 (0.17) (0.29) (0.39) Integration and acquisition expenses associated with Finagaz acquired on May 29, 2015 - - - - 0.03 0.08 0.10 0.15 0.10 Unrealized losses(gains) on foreign currenct derivative instruments - - - - - - - 0.08 (0.11) Loss on extinguishments of debt - 0.06 0.01 - - - 0.04 0.05 - Costs associated with extinguishment of debt - - - - - 0.03 - - - Impact of retroactive change in French tax law - - - - 0.03 - - - - Integration and acquisition expenses associated with the retail propane businesses of Energy Transfer Partners, L.P. (“Heritage - - 0.05 0.03 - - - - - Propane”) acquired by the Partnership on January 12, 2012 Impairment of Partnership tradenames and trademarks - - - - - - - - 0.08 Impact from change in French tax rate - - - - - - - (0.16) (0.07) Reameasurement impact from TCJA - - - - - - - - (0.93) Gain on sale of Atlantic Energy (0.11) - - - - - - - - Adjusted diluted earnings per share (d) $ 1.46 $ 1.41 $ 1 .25 $ 1.61 $ 2 .02 $ 2 .01 $ 2.05 $ 2.29 $ 2.74UGI Corporation Adjusted Earnings Per Share (Million of dollars, except per share amounts) Year Ended September 30, 2010 2011 2012 2013 2014 2015 2016 2017 2018 NON-GAAP RECONCILIATION: Adjusted net income attributable to UGI Corporation: Net income attributable to UGI Corporation $ 251.8 $ 245.4 $ 210.2 $ 278.1 $ 337.2 $ 281.0 $ 364.7 $ 4 36.6 $ 718.7 Net losses (gains) on commodity derivative instruments not associated with current-period transactions (net of tax of $(5.8), $11.5, 8.2 (17.4) (8.9) (4.3) 6.6 53.3 (29.9) (51.2) (68.1) $6.3, $3.1, $(4.5), $(30.9), $13.5, $31.9, and $26.7 respectively) (a) (b) Integration and acquisition expenses associated with Finagaz acquired on May 29, 2015 (net of tax of $0, $0, $0, $0, $(2.2), $(7.7), - - - - 4.3 14.9 17.3 26.2 18.5 $(10.6),$(13.7), and$(13.7) respectively) (a) Unrealized losses (gains) on foreign currenct derivative instruments (net of tax of $(9.9) and $9.3 in 2017 and 2018, respectively) (a) - - - - - - - 13.9 (19.6) Loss on extinguishments of debt (net of tax of $0, $0, $(1.4), $0, $0, $0, $(5.0),$(6.1), and $0 respectively) (a) - - 2.2 - - - 7.9 9.6 - Costs associated with extinguishment of debt (net of tax of $0, $(6.6), $0, $0, $0, $(5.7), $0, $0, and $0 respectively) (a) (c) - 10.4 - - - 4.6 - - Impact of retroactive change in French tax law - - - - 5.7 - - - - Integration and acquisition expenses associated with the retail propane businesses of Energy Transfer Partners, L.P. (“Heritage - - 8.8 4.4 - - - - - Propane”) acquired by the Partnership on January 12, 2012 (net of tax of $0, $0, $(5.6), $(2.8), $0, $0, $0, $0, and $0 respectively) (a) UGI 47 CORPORATION Impairment of Partnership tradenames and trademarks (net of tax of $(5.8) in 2018) - - - - - - - - 14.5 Impact from change in French tax rate - - - - - - - (29.0) (12.1) Reameasurement impact from TCJA - (166.3) Gain on sale of Atlantic Energy (net of tax of $19.3 in 2010) (17.2) $0.00 - - - - - - - Adjusted net income attributable to UGI Corporation (d) $ 242.8 $ 238.4 $ 212.3 $ 278.2 $ 353.8 $ 353.8 $ 360.0 $ 406.1 $ 485.6 Adjusted diluted earnings per common share attributable to UGI stockholders: UGI Corporation earnings per share - diluted $ 1.52 $ 1.45 $ 1 .24 $ 1.60 $ 1 .92 $ 1.60 $ 2 .08 $ 2.46 $ 4.06 Net losses (gains) on commodity derivative instruments not associated with current-period transactions (b) 0.05 (0.10) (0.05) (0.02) 0.04 0.30 (0.17) (0.29) (0.39) Integration and acquisition expenses associated with Finagaz acquired on May 29, 2015 - - - - 0.03 0.08 0.10 0.15 0.10 Unrealized losses(gains) on foreign currenct derivative instruments - - - - - - - 0.08 (0.11) Loss on extinguishments of debt - 0.06 0.01 - - - 0.04 0.05 - Costs associated with extinguishment of debt - - - - - 0.03 - - - Impact of retroactive change in French tax law - - - - 0.03 - - - - Integration and acquisition expenses associated with the retail propane businesses of Energy Transfer Partners, L.P. (“Heritage - - 0.05 0.03 - - - - - Propane”) acquired by the Partnership on January 12, 2012 Impairment of Partnership tradenames and trademarks - - - - - - - - 0.08 Impact from change in French tax rate - - - - - - - (0.16) (0.07) Reameasurement impact from TCJA - - - - - - - - (0.93) Gain on sale of Atlantic Energy (0.11) - - - - - - - - Adjusted diluted earnings per share (d) $ 1.46 $ 1.41 $ 1 .25 $ 1.61 $ 2 .02 $ 2 .01 $ 2.05 $ 2.29 $ 2.74

2019 UGI Corporation Adjusted EPS by Segment UGI 48 CORPORATION 2019 UGI Corporation Adjusted EPS by Segment UGI 48 CORPORATION

Transaction Value ($69.2MM x 0.500) X $55.39 = $1.92BN Converted AmeriGas units times UGI’s current stock price Equity + + $7.63 X 69.2MM = $528MM Cash Cash consideration for each common unit of AmeriGas + UGI 49 CORPORATION + Debt $2.9BN X 0.74 = $2.15BN Proportion of total debt related to 74% ownership not held by UGI = affiliates Transaction Value = $1.92BN + $528MM + 2.15BN = $4.6BN Total Transaction Value Transaction Value ($69.2MM x 0.500) X $55.39 = $1.92BN Converted AmeriGas units times UGI’s current stock price Equity + + $7.63 X 69.2MM = $528MM Cash Cash consideration for each common unit of AmeriGas + UGI 49 CORPORATION + Debt $2.9BN X 0.74 = $2.15BN Proportion of total debt related to 74% ownership not held by UGI = affiliates Transaction Value = $1.92BN + $528MM + 2.15BN = $4.6BN Total Transaction Value

UGI Corporation Free Cash Flow ($ in millions) Year Ended September 30, 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 Net Cash Provided By Operating Activities $ 178.5 $ 1 41.9 $ 132.7 $ 203.5 $ 247.5 $ 249.1 $ 260.7 $ 437.7 $ 279.4 $ 456.2 $ 464.4 Less: Expenditures for property, plant, and equipment (69.2) (70.2) (71.0) (78.0) (94.7) (100.9) (133.7) (158.4) (191.7) (223.1) (2 32.1) Free Cash Flow Before Distributions on AmeriGas Partners Publically Held Common Units $ 109.3 $ 7 1.7 $ 61.7 $ 125.5 $ 152.8 $ 148.2 $ 127.0 $ 279.3 $ 87.7 $ 233.1 $ 232.3 Less: Distributions on AmeriGas Partners Publically Held Common Units (39.0) (39.0) (39.1) (44.3) (53.5) (56.4) (62.4) (66.6) (73.6) (8 5.0) (8 0.9) UGI 50 CORPORATION UGI Free Cash Flow After Distributions on AmeriGas Partners Publically Held Common Unit$ s 7 0.3 $ 3 2.7 $ 22.6 $ 81.2 $ 99.3 $ 91.8 $ 64.6 $ 212.7 $ 14.1 $ 148.1 $ 151.4 Year Ended September 30, 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Net Cash Provided By Operating Activities $ 6 65.0 $ 5 98.8 $ 554.7 $ 707.7 $ 801.5 $ 1,005.4 $ 1,163.8 $ 969.7 $ 964.4 $ 1,085.3 Less: Expenditures for property, plant, and equipment (301.8) (347.3) (360.7) (339.4) (486.0) (456.8) (490.6) (563.8) (638.9) (5 74.9) Free Cash Flow Before Distributions on AmeriGas Partners Publically Held Common Units $ 363.2 $ 251.5 $ 194.0 $ 368.3 $ 315.5 $ 548.6 $ 673.2 $ 405.9 $ 325.5 $ 510.4 Less: Distributions on AmeriGas Partners Publically Held Common Units (90.4) (89.1) (93.7) (181.7) (226.5) (237.7) (248.9) (257.3) (261.6) (2 63.0) UGI Free Cash Flow After Distributions on AmeriGas Partners Publically Held Common Unit$ s 2 72.8 $ 162.4 $ 100.3 $ 186.6 $ 89.0 $ 310.9 $ 424.3 $ 148.6 $ 63.9 $ 247.4UGI Corporation Free Cash Flow ($ in millions) Year Ended September 30, 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 Net Cash Provided By Operating Activities $ 178.5 $ 1 41.9 $ 132.7 $ 203.5 $ 247.5 $ 249.1 $ 260.7 $ 437.7 $ 279.4 $ 456.2 $ 464.4 Less: Expenditures for property, plant, and equipment (69.2) (70.2) (71.0) (78.0) (94.7) (100.9) (133.7) (158.4) (191.7) (223.1) (2 32.1) Free Cash Flow Before Distributions on AmeriGas Partners Publically Held Common Units $ 109.3 $ 7 1.7 $ 61.7 $ 125.5 $ 152.8 $ 148.2 $ 127.0 $ 279.3 $ 87.7 $ 233.1 $ 232.3 Less: Distributions on AmeriGas Partners Publically Held Common Units (39.0) (39.0) (39.1) (44.3) (53.5) (56.4) (62.4) (66.6) (73.6) (8 5.0) (8 0.9) UGI 50 CORPORATION UGI Free Cash Flow After Distributions on AmeriGas Partners Publically Held Common Unit$ s 7 0.3 $ 3 2.7 $ 22.6 $ 81.2 $ 99.3 $ 91.8 $ 64.6 $ 212.7 $ 14.1 $ 148.1 $ 151.4 Year Ended September 30, 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Net Cash Provided By Operating Activities $ 6 65.0 $ 5 98.8 $ 554.7 $ 707.7 $ 801.5 $ 1,005.4 $ 1,163.8 $ 969.7 $ 964.4 $ 1,085.3 Less: Expenditures for property, plant, and equipment (301.8) (347.3) (360.7) (339.4) (486.0) (456.8) (490.6) (563.8) (638.9) (5 74.9) Free Cash Flow Before Distributions on AmeriGas Partners Publically Held Common Units $ 363.2 $ 251.5 $ 194.0 $ 368.3 $ 315.5 $ 548.6 $ 673.2 $ 405.9 $ 325.5 $ 510.4 Less: Distributions on AmeriGas Partners Publically Held Common Units (90.4) (89.1) (93.7) (181.7) (226.5) (237.7) (248.9) (257.3) (261.6) (2 63.0) UGI Free Cash Flow After Distributions on AmeriGas Partners Publically Held Common Unit$ s 2 72.8 $ 162.4 $ 100.3 $ 186.6 $ 89.0 $ 310.9 $ 424.3 $ 148.6 $ 63.9 $ 247.4

Midstream & Marketing Total Margin ($ in millions) Year Ended September 30, 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Total Revenues $ 1,409.8 $ 1,696.4 $ 1,309.5 $ 1,222.6 $ 1,155.9 $ 942.2 $ 1 ,122.8 $ 1 ,473.7 $ 1,181.4 $ 876.6 $ 1 ,121.2 $ 1 ,421.7 Total Cost of Sales (1,282.3) (1,541.0) (1,147.8) (1,055.5) (986.5) (779.7) (927.3) (1,149.8) (872.4) (612.2) (856.7) (1,090.8) Net Margin $ 127.5 $ 155.3 $ 161.7 $ 167.1 $ 169.4 $ 1 62.5 $ 195.5 $ 323.9 $ 309.0 $ 264.4 $ 264.5 $ 330.9 UGI 51 CORPORATION Margin Breakdown: Commodity Marketing $ 42.7 $ 38.9 $ 42.2 $ 60.2 $ 67.5 $ 56.9 $ 57.6 $ 61.9 $ 60.6 $ 45.7 $ 48.8 $ 49.8 Midstream 30.7 46.1 49.0 47.4 51.7 57.5 74.9 184.9 180.4 161.1 168.0 225.0 Power Generation 27.5 39.2 35.0 27.7 18.2 16.0 31.5 45.5 43.6 34.2 27.9 34.9 HVAC 26.6 31.2 35.5 31.9 31.9 32.1 31.5 31.7 24.4 23.3 19.8 21.2 Net Margin $ 127.5 $ 155.3 $ 161.7 $ 167.1 $ 169.4 $ 1 62.5 $ 195.6 $ 323.9 $ 309.0 $ 264.4 $ 264.5 $ 330.9 Margin excludes commodity derivative mark-to-market adjustments Midstream & Marketing Total Margin ($ in millions) Year Ended September 30, 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Total Revenues $ 1,409.8 $ 1,696.4 $ 1,309.5 $ 1,222.6 $ 1,155.9 $ 942.2 $ 1 ,122.8 $ 1 ,473.7 $ 1,181.4 $ 876.6 $ 1 ,121.2 $ 1 ,421.7 Total Cost of Sales (1,282.3) (1,541.0) (1,147.8) (1,055.5) (986.5) (779.7) (927.3) (1,149.8) (872.4) (612.2) (856.7) (1,090.8) Net Margin $ 127.5 $ 155.3 $ 161.7 $ 167.1 $ 169.4 $ 1 62.5 $ 195.5 $ 323.9 $ 309.0 $ 264.4 $ 264.5 $ 330.9 UGI 51 CORPORATION Margin Breakdown: Commodity Marketing $ 42.7 $ 38.9 $ 42.2 $ 60.2 $ 67.5 $ 56.9 $ 57.6 $ 61.9 $ 60.6 $ 45.7 $ 48.8 $ 49.8 Midstream 30.7 46.1 49.0 47.4 51.7 57.5 74.9 184.9 180.4 161.1 168.0 225.0 Power Generation 27.5 39.2 35.0 27.7 18.2 16.0 31.5 45.5 43.6 34.2 27.9 34.9 HVAC 26.6 31.2 35.5 31.9 31.9 32.1 31.5 31.7 24.4 23.3 19.8 21.2 Net Margin $ 127.5 $ 155.3 $ 161.7 $ 167.1 $ 169.4 $ 1 62.5 $ 195.6 $ 323.9 $ 309.0 $ 264.4 $ 264.5 $ 330.9 Margin excludes commodity derivative mark-to-market adjustments

AmeriGas Unit Margins

($ in thousands)

	Year Ended September 30,										
	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Propane revenues	$2,624,672	$2,091,890	$2,158,800	$2,360,439	$2,677,631	$2,884,766	$3,440,868	$2,612,401	$2,053,160	$2,183,538	$2,545,794
Propane cost of sales	(1,836,917)	(1,254,332)	(1,340,615)	(1,546,161)	(1,642,658)	(1,571,574)	(2,034,592)	(1,301,167)	(719,842)	(891,261)	(1,215,616)
Adjustment for Commodity Mark-to-Market (gain) loss	-	-	-	-	-	-	9,496	47,841	(66,079)	(31,062)	(12,473)
Total adjusted propane margin	$ 787,755	$ 837,558	$ 818,185	$ 814,278	$1,034,973	$1,313,192	$1,415,772	$1,359,075	$1,267,239	$1,261,215	$1,317,705
Total Retail and Wholesale Gallons Sold	1,104,400	1,047,900	1,022,600	999,000	1,123,100	1,347,000	1,369,000	1,238,700	1,115,222	1,096,010	1,143,565
Average Adjusted Propane Margin per Gallon	$ 0.71	$ 0.80	$ 0.80	$ 0.82	$ 0.92	$ 0.97	$ 1.03	$ 1.10	$ 1.14	$ 1.15	$ 1.15

UGI CORPORATION

52

UGI International Total Margin ($ in millions) UGI 53 CORPORATION Margin excludes commodity derivative mark-to-market adjustments UGI International Total Margin ($ in millions) UGI 53 CORPORATION Margin excludes commodity derivative mark-to-market adjustments

UGI France Unit Margins ($ in thousands) 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 LPG revenues $ 1,062,561 $ 8 37,676 $ 8 87,067 $ 1,050,628 $ 1,083,666 $ 1,244,753 $ 1,169,610 $ 9 42,511 $ 1,160,013 $ 1,144,939 $ 1,349,884 LPG cost of sales (615,944) (362,425) (465,867) (649,824) (650,305) (774,097) (727,029) (461,567) (432,429) (441,559) (612,295) Total adjusted LPG margin (USD) $ 446,617 $ 475,251 $ 421,200 $ 400,804 $ 433,361 $ 470,656 $ 442,581 $ 4 80,944 $ 727,584 $ 703,380 $ 737,589 Foreign Currency Exchange Rates (Euro/USD) 1.51 1 .35 1 .36 1.40 1.30 1.31 1.36 1.15 1.11 1.11 1.19 Total adjusted LPG margin (Euro) € 296,261 € 350,903 € 3 10,608 € 286,427 € 332,758 € 358,630 € 326,279 € 4 18,212 € 657,678 € 633,676 € 619,823 UGI 54 Total Retail Tons Sold 567 561 542 524 575 596 539 639 963 983 960 CORPORATION Gallons/ton 516 516 516 516 516 516 516 516 516 516 516 Total Retail Gallons Sold 292,616 289,290 279,889 270,542 296,704 307,771 278,320 329,947 497,028 507,228 495,360 Average Adjusted LPG Margin per Gallon € 1.01 € 1.21 € 1.11 € 1.06 € 1.12 € 1.17 € 1.17 € 1 .27 € 1.32 € 1.25 € 1.25 Margin excludes commodity derivative mark-to-market adjustments UGI France Unit Margins ($ in thousands) 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 LPG revenues $ 1,062,561 $ 8 37,676 $ 8 87,067 $ 1,050,628 $ 1,083,666 $ 1,244,753 $ 1,169,610 $ 9 42,511 $ 1,160,013 $ 1,144,939 $ 1,349,884 LPG cost of sales (615,944) (362,425) (465,867) (649,824) (650,305) (774,097) (727,029) (461,567) (432,429) (441,559) (612,295) Total adjusted LPG margin (USD) $ 446,617 $ 475,251 $ 421,200 $ 400,804 $ 433,361 $ 470,656 $ 442,581 $ 4 80,944 $ 727,584 $ 703,380 $ 737,589 Foreign Currency Exchange Rates (Euro/USD) 1.51 1 .35 1 .36 1.40 1.30 1.31 1.36 1.15 1.11 1.11 1.19 Total adjusted LPG margin (Euro) € 296,261 € 350,903 € 3 10,608 € 286,427 € 332,758 € 358,630 € 326,279 € 4 18,212 € 657,678 € 633,676 € 619,823 UGI 54 Total Retail Tons Sold 567 561 542 524 575 596 539 639 963 983 960 CORPORATION Gallons/ton 516 516 516 516 516 516 516 516 516 516 516 Total Retail Gallons Sold 292,616 289,290 279,889 270,542 296,704 307,771 278,320 329,947 497,028 507,228 495,360 Average Adjusted LPG Margin per Gallon € 1.01 € 1.21 € 1.11 € 1.06 € 1.12 € 1.17 € 1.17 € 1 .27 € 1.32 € 1.25 € 1.25 Margin excludes commodity derivative mark-to-market adjustments